Contact:

Hassan Parsa
Vice President, Business Development
Centillium Communications, Inc.
hparsa@centillium.com
(510) 771-3624

Christina L. Carrabino
CLC Communications, Inc.
christina@clccommunication.com
(415) 929-9307

CENTILLIUM COMMUNICATIONS APPROVED FOR LISTING ON THE NASDAQ CAPITAL MARKET

FREMONT, Calif., Aug. 19, 2008 – Centillium Communications, Inc. (NASDAQ: CTLM) a leading provider of highly innovative communications processing technology, today announced that on Aug. 18, 2008, Centillium received notice from the Listing Qualifications Department of The NASDAQ Stock Market, LLC that its application to transfer its common stock to The Nasdaq Capital Market (the "Capital Market") from The Nasdaq Global Market (the "Global Market") was approved. While its common stock traded on the Global Market, Centillium received a deficiency notice from Nasdaq on Feb. 21, 2008, stating that Centillium had a grace period of 180 days, or until Aug. 19, 2008, to cure the deficiency by meeting the $1.00 per share minimum bid price for 10 consecutive trading days. Because Centillium failed to meet the minimum bid price for 10 consecutive days during the grace period, it elected to apply to transfer its common stock to the Capital Market. Upon this transfer, pursuant to the Nasdaq Marketplace Rules, Centillium will receive an additional grace period of 180 calendar days, or until Feb. 17, 2009, to comply with the $1.00 per share minimum bid price rule while on the Capital Market. There can be no assurance that Centillium will achieve compliance with the minimum bid price requirement. Even if Centillium is able to comply with the minimum bid requirement, there is no assurance that in the future Centillium will continue to satisfy other Nasdaq listing requirements, with the result that its common stock may be delisted from the Capital Market.

Centillium's common stock will begin trading on the Capital Market, and will cease trading on the Global Market, at the opening of business, Aug. 20, 2008. The trading symbol for Centillium's common stock remains "CTLM." According to Nasdaq, the Capital Market currently includes over 500 companies and operates in substantially the same manner as the Global Market. Securities listed on the Capital Market satisfy all applicable qualification requirements for Nasdaq securities and all companies listed on the Capital Market must meet certain financial requirements and adhere to Nasdaq's corporate governance standards.

About Centillium Communications, Inc.
Centillium Communications, Inc. (NASDAQ: CTLM) delivers highly innovative communications processing technology for global systems vendors targeting service provider, enterprise and consumer markets. Centillium's high performance Systems-on-Chip (SoC) products power leading edge optical, Voice-over-Internet Protocol (VoIP), security and data systems requiring top quality, highly integrated, very low power processing solutions that help minimize the energy footprint of communications networks. With a long heritage of technology leadership and first-to-market product development, Centillium provides semiconductor solutions that keep customers and end users at the forefront of the communications evolution. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws, such as statements concerning the expected trading of Centillium's common stock on The Nasdaq Capital Market. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including Centillium's inability to control Nasdaq's listing decisions. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in other documents on file with the Securities and Exchange Commission.

Important Information for Investors and Stockholders
TranSwitch expects to file a Registration Statement on Form S-4, and TranSwitch and Centillium will file a proxy statement/prospectus with the SEC, in connection with the proposed merger. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

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